                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULE 13D-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 2)


                              Big City Radio, Inc.
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                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   67611N109
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                                 (CUSIP Number)

                 Arnold L. Wadler, Esq., c/o Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey 07073
                                 (201) 531-8050

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /_/  Rule 13d-1(b)
         /_/  Rule 13d-1(c)
         /X/  Rule 13d-1(d)




         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

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CUSIP NO.  5916891014                 13G/A                  PAGE 2 OF 6 PAGES
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------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Stuart Subotnick
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                       (b) /_/
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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
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                    5      SOLE VOTING POWER
                           0
                 -------------------------------------------------------------
                    6      SHARED VOTING POWER
                           8,250,458 (8,250,458 shares of Class B Common
                           Stock, par value $.01 per share, 2,000,000 of
NUMBER OF                  which are held by Subotnick Partners, L.P. of
  SHARES                   which Anita Subotnick is the general partner
BENEFICIALLY               and Stuart Subotnick is a limited partner.
 OWNED BY                  The shares of Class B Common Stock are freely
EACH REPORTING             convertible at any time into shares of Class A
 PERSON WITH               Common Stock at a rate of one share of Class A
                           Common Stock for each share of Class B Common
                           Stock).
                 -------------------------------------------------------------
                    7      SOLE DISPOSITIVE POWER
                           0
                 -------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER
                           8,250,458 (8,250,458 shares of Class B Common
                           Stock, par value $.01 per share, 2,000,000 of
                           which are held by Subotnick Partners, L.P. of
                           which Anita Subotnick is the general partner and
                           Stuart Subotnick is a limited partner.  The shares
                           of Class B Common Stock are freely convertible at
                           any time into shares of Class A Common Stock at a
                           rate of one share of Class A Common Stock for each
                           share of Class B Common Stock).
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    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,250,458 (8,250,458 shares of Class B Common Stock, par value $.01 per share, 2,000,000 of which are held by Subotnick Partners, L.P.
          of which Anita Subotnick is the general partner and Stuart Subotnick is a limited partner. The shares of Class B Common Stock are freely convertible at any time into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B
          Common Stock).
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   /_/

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          58.6%
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   12     TYPE OF REPORTING PERSON*

          IN
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



-------------------------------------------------------------------------------
CUSIP NO.  5916891014                  13G/A                  PAGE 3 OF 6 PAGES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Anita Subotnick
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /x/
                                                                        (b) / /
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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
-------------------------------------------------------------------------------
                 5      SOLE VOTING POWER
                                0
              -----------------------------------------------------------------
                 6      SHARED VOTING POWER
                        8,250,458 (8,250,458 shares of Class B Common Stock,
NUMBER OF               par value $.01 per share, 2,000,000 of which are held
 SHARES                 by Subotnick Partners, L.P. of which Anita Subotnick
BENEFICIALLY            is the general partner andn Stuart Subotnick is a
 OWNED BY               limited partner. The shares of Class B Common Stock
  EACH                  are freely convertible at any time into shares of
REPORTING               Class A Common Stock at a rate of one share of Class A
PERSON WITH             Common Stock for each share of Class B Common Stock).
              -----------------------------------------------------------------
                 7      SOLE DISPOSITIVE POWER
                                0
              -----------------------------------------------------------------
                 8      SHARED DISPOSITIVE POWER

                        8,250,458 (8,250,458 shares of Class B Common Stock, par value $.01 per share, 2,000,000 of which are held by Subotnick Partners, L.P. of which Anita Subotnick is the general partner and Stuart Subotnick is a limited partner. The shares of Class B Common Stock are freely convertible at any time into shares of
                        Class A Common Stock at a rate of one share of Class
                        A Common Stock for each share of Class B Common Stock).
-------------------------------------------------------------------------------
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,250,458 (8,250,458 shares of Class B Common Stock, par value $.01 per share, 2,000,000 of which are held by Subotnick Partners, L.P.
         of which Anita Subotnick is the general partner and Stuart Subotnick is a limited partner. The shares of Class B Common Stock are freely convertible at any time into shares of Class A Common Stock at a rate of one share of Class A Common Stock for each share of Class B Common Stock).
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 /_/
-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         58.6%
-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         IN
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


ITEM 4.           OWNERSHIP

         See responses to Items 5,6,7,8,9, and 11 of Cover Pages.

         On October 29, 1999, Stuart Subotnick transferred 990,000 shares of Class B Common Stock and Anita Subotnick transferred 10,000 shares of Class B Common Stock to Subotnick Partners, L.P., Anita Subotnick is the general partner of the partnership and Stuart Subotnick is a limited partner.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February  14, 2000




                                           /s/ Anita Subotnick
                                           ---------------------------------
                                           Anita Subotnick




                                           /s/ Stuart Subotnick
                                           ---------------------------------
                                           Stuart Subotnick

                                INDEX TO EXHIBITS


Exhibit No.                Description

99.1     Joint Filing Agreement dated as of February 9, 1999